AMENDMENT NO. 1

TO THE

RENAISSANCERE HOLDINGS LTD.
NON-EMPLOYEE DIRECTOR STOCK PLAN

This Amendment No. 1 (the “Amendment”) to the RenaissanceRe Holdings Ltd. Non-Employee Director Stock Plan, as amended and restated effective June 1, 2002 (the “Plan”), is made effective as of this 28th day of February, 2007.

WHEREAS, RenaissanceRe Holdings Ltd. (the “Company”) maintains the Plan; and

WHEREAS, pursuant to Section 9 of the Plan, the Compensation and Corporate Governance Committee of the Company’s Board of Directors (the “Committee”) has the authority to amend the Plan and believes it to be in the best interests of the Company to do so.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.

By deleting the text of Section 10.3 in its entirety and replacing it with the following:

For purposes of the Plan, as of any date when the Shares are listed on one or more national securities exchanges, the “Fair Market Value” of the Shares as of any date shall be deemed to be the closing trading price reported on the principal national securities exchange on which the Shares are listed.  If the Shares are not listed on such an exchange, the “Fair Market Value” of the Shares shall mean the amount determined by the Committee to be the fair market value based upon a good faith attempt to value the Shares accurately.

Except as modified by this Amendment, all of the terms and conditions of the Plan shall remain valid and in full force and effect.

* * *

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this instrument as of the 28th day of February, 2007, on behalf of the Committee.

 RENAISSANCERE HOLDINGS LTD.

By:  /s/ Stephen Weinstein

Name: Stephen Weinstein

Title:

General Counsel and Corporate Secretary